Exhibit 99.1

EXHIBITS

Exhibit Number		Page

99.1	Copy of a press release regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2019.

Exhibit 1

May 9, 2019

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio  Global City, Taguig City

Attention:  Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2019.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

May 9, 2019

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2019.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,641 As of March 31, 2019	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	May 9, 2019
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

TELCO CORE INCOME ROSE 6% TO Php7.2 BILLION in 1Q19,

ON TRACK TO MEET FY19 GUIDANCE OF Php26 BILLION

SERVICE REVENUES GREW TO Php38.0 BILLION

FOR THE FIRST QUARTER OF 2019, UP 7%

FASTER THAN 2% INCREASE FOR FULL YEAR 2018

EXCLUDING INTERNATIONAL, SERVICE REVENUES ROSE TO Php35.8 BILLION, HIGHER BY 12%

ACCELERATING FROM 6% YEAR-ON-YEAR GROWTH FOR 2018

DATA/BROADBAND NOW 68% OF TOTAL SERVICE REVENUES

(EXCLUDING INTERNATIONAL)

INDIVIDUAL WIRELESS REGISTERED A RECORD 18% YEAR-ON-YEAR REVENUE GROWTH

ENTERPRISE REVENUES SUSTAINED ROBUST GROWTH, UP 9%

HOME REVENUES ROSE 3%, RAMPING UP TO RECOVER LOST MOMENTUM AND ACCELERATE BROADBAND CONNECTS

EBITDA INCREASED 16% TO Php20.1 BILLION

EBITDA MARGIN AT 51%

CAPEX GUIDANCE AFFIRMED AT Php78.4 BILLION

TO FURTHER FORTIFY NETWORK LEADERSHIP

MANILA, Philippines 9th May 2019 – PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial and operating results for the first quarter of 2019 with Consolidated Service Revenues (net of interconnection costs) rising 7% year on year to Php38 billion, lifted in large part by its resurgent Wireless Individual business.

Service revenues of PLDT’s three major business groups – Wireless Individual, Home and Enterprise – now account for 94% of total service revenues and reached Php35.8 billion, up 12% compared to the same quarter in 2018.  The 12% increase is an acceleration from the 6% year-on-year growth registered for the full year 2018.

Data and Broadband service revenues grew 21% on like-for-like basis to Php24.4 billion and now account for 68% of total service revenues (excluding International).

Consolidated EBITDA, excluding exceptional manpower rightsizing program (MRP) costs and including the impact of PFRS16 (the new accounting standard for leases which took effect on 1 January 2019), increased 16% versus Q1 2018 to Php20.1 billion.  This was due to the combined impact of higher service revenues and lower cash opex.  EBITDA margin improved, reaching 51% compared with last year’s 46%.

Telco Core Income amounted to Php7.2 billion, up 6% from last year.  This increase is also stronger than the 2% full year growth recorded for 2018.  Reported Net Income was Php6.7 billion, 3% lower year-on-year, mainly due to lower gain in the valuation of PLDT’s investment in Rocket Internet for the first quarter of 2019 compared with the same period last year.

Consolidated Net Debt stood at US$2,451 million whilst Net Debt to EBITDA was 1.92x for 1Q 2019.  Gross Debt was US$3,313 million, of which 12% is US$-denominated.  Only 7% of total debt is unhedged.  Fixed-rate loans comprised 89% of total debt (post-interest rate swaps).  Average interest cost (pre-tax) stood at 4.7%.

“Two things stand out in our results for the first quarter of 2019.  First, close to 70% of our service revenues are now from data and broadband underscoring the fact that our secular shift to data and digital services is moving at a faster clip reflecting our ability to attract more data customers and migrate our legacy subscribers to data.  Second, our Individual Wireless business, which started to take off in the last quarter of 2018, gained more momentum in the first quarter this year, surpassing even our expectations,” said Manuel V. Pangilinan, Chairman and Chief Executive Officer of PLDT Inc. and Smart Communications.

Video and Games

Among the major business groups, Individual Wireless set the pace, boosting revenues by a record 18% to Php16.9 billion, on the back of rising data usage and a surge in subscriber growth.

Growth was driven by the prepaid segment, which accounts for about three-quarters of the wireless business, increasing revenues by 28%.

Moreover, Individual Wireless added 3.4 million subscribers in the first quarter of 2019.  When combined with new subscribers acquired in the last quarter of 2018, the total increase for the past two quarters add up to 5.8 million.  Total subscribers reached 63.4 million as of end-March 2019.

Crucially, a growing number of subscribers have become active data users as more and more shift to using web-capable smart phones.  Approximately two thirds of our subscribers now own smartphones, of which about 70% are data users.  It is encouraging to note that ARPUs from data users are up to 4x higher than non-smartphone users.

As a result, broadband and data revenues rose to nearly Php11 billion and now make up 65% of wireless revenues. This growth was powered first, by the continued increase of video usage and second, by the mounting popularity of mobile gaming.

Riding on the momentum generated by the Free YouTube promo in 2018, Smart introduced its Video Everyday data packages late last year.  Further enhanced in 1Q 2019, these offers have driven up subscriber take up of various video services.

The monthly users of Youtube, already elevated by the promo last year, further increased by 35% in 1Q 2019.  Meanwhile, viewership of other video apps included in the Video Everyday packages increased dramatically: viewers of the NBA video service nearly doubled whilst iWant viewers jumped by 153% while viewers of iflix soared by 170%.

At the same time, PLDT and Smart took fresh initiatives to promote mobile gaming in 1Q 2019.  They organized their official professional eSports team called “Omega” in February 2019.  The following month, Smart backed the current season of Mobile Legends: Bang Professional League Philippines.   As a result, the number of monthly unique users of the popular mobile game Mobile Legends increased by five times from June 2018 to end-March 2019.

PLDT Home shakes off drag

Revenues of the Home Business grew at a moderate pace of 3% yoy to Php9.1 billion.  The impact of the DOLE ruling on outsourced services and the consequential disruption of repair and installation services starting mid-2018 continued to impact net take up of Home broadband subscribers.  Net subscriber growth stalled in the last two months of 2018 and softened revenue growth in 1Q 2019.

As a result of ongoing changes in PLDT’s repair and installation processes, however, the Home subscriber base returned to growth in the first quarter of 2019, enabling the business to post a pick-up in revenues.  Subscriber take-up should accelerate in the course of the year.

During the period, data and broadband continued to drive growth and accounted for 76% of Home revenues.  To bolster its digital shift, Home introduced its Google WiFi offer which uses mesh technology to provide unlimited fiber-powered WiFi connectivity in every room of the customer’s home.  This offer is the first instalment of a campaign to offer a superior level of internet service to Home customers.  This covers not only fiber- to-the-home customers, but also the conversion of existing DSL subscribers to fiber-powered service as well as fixed wireless customers.

“In the first quarter, our Individual Wireless business gave Consumer Group revenues a strong boost. In the coming quarters, we are ramping up our efforts to better serve the strong demand for PLDT’s fiber-powered broadband services.  We expect that these initiatives will boost Home revenues and further raise overall Consumer revenues to new highs,” said Oscar A. Reyes, Jr., Senior Vice President of Consumer Market Development for PLDT and Smart.

Enterprise sustains robust growth

The Enterprise Business Group sustained its robust growth record, increasing revenues by 9% to Php9.8 billion.  ICT services led the pack, climbing 26% to Php1.1 billion on the back of breakthrough growth by cloud and cybersecurity services, which more than doubled revenues for the period.

This was followed by Wireless services, up 12% to Php1.5 billion on the strength of Enterprise wireless solutions, such as M2M IoT services, which grew 36%.

Fixed line services, which contribute the largest share of Enterprise revenues, grew 6% to Php7.2 billion.  Growth was driven by demand for data connectivity which pushed the share of data revenues to 70% of total.  A strong growth area was International Operations which increased revenues 114% by connecting enterprises in the Philippines to various parts of the world.

Meantime, the Enterprise Group continued to take the lead in developing applications and use cases for 5G.  In March 2019, PLDT, Smart and Nokia signed a Memorandum of Understanding (MoU) to pilot the deployment of 5G wireless broadband technologies and services in schools, colleges and universities.

Under the MoU, PLDT/Smart will collaborate in identifying real world and enterprise-led 5G solutions, such as artificial intelligence, drones, and IoT applications, for use in schools, colleges and universities. The first school to join this initiative is the Ateneo de Manila University.

This followed the setting up of Smart 5G cities in Clark, Pampanga and the central business district of Makati City late last year.  In Clark, PLDT and Smart partnered with Ericsson and with the Bases Conversion and Development Authority and the Clark Development Corporation to pilot 5G applications.  In Makati, the partnership is with Huawei Technologies.

“Our 5G initiatives are part of our broader effort to provide Enterprise customers the most advanced digital solutions which will enable them to be active participants in what has been called the Industrial Revolution 4.0.  That revolution is already raging and 5G will speed it up and make it far more widespread,” said Juan Victor Hernandez, Senior Vice President and Head of Enterprise Business for PLDT and Smart.

Fiber power

Underpinning all these business initiatives and the accelerating rise of our data revenues is the continuing expansion and modernization of the fixed and mobile networks of PLDT and Smart, which in 2019 is being supported by an historic-high capital expenditure of Php78.4 billion.

The growth of mobile video viewing among Smart subscribers, for example, has been helped by the ability of its cellular network to deliver what internet analytics firm OpenSignal called, in its latest country analysis released in April 2019, “the better video experience.”

In 1Q 2019, PLDT further expanded the coverage of its fiber-powered, fixed line broadband network to 6.7 million homes passed, a 6% increase from end-2018.  Total number of fiber ports as of end-March 2019 reached 2.96 million, of which 1.2 million are available for new customers.

Smart added about 1,700 LTE base stations to its mobile network, during the period, raising the total number of LTE base stations to 18,000.  Further, Smart is activating the carrier aggregation feature of these LTE base stations, enabling the Smart network to deliver even faster mobile internet services by combining the capacity of two or more frequency bands.  Smart also increased its 3G base stations by about 500, bringing the total to about 12,100.

Moreover, PLDT expanded the total footprint of its fiber optic cable network to 259,000 kilometers, up 6% from end-2018.  This fiber network serves both PLDT and Smart and has been critical in enabling their fixed and mobile networks to be the best in the country, delivering internet services that have won awards from independent firms like Ookla and Opensignal for being such.

In April 2019, PLDT partnered with global technology leader Cisco to help transform its fiber transport network into a fully automated, software defined 5G-ready IP transport network over the next three years.  This represents a further major step in our Network’s transformation.

Under this project, PLDT and Cisco will deploy technologies across PLDT’s transport network to make it highly efficient, resilient, scalable, and easier to maintain and repair. The software-defined architecture will also enable PLDT to equip customer services with highly dynamic and agile networking capabilities, as well as tougher cybersecurity.  This new infrastructure will enable PLDT to deliver to its customers the growing range of next-generation digital services that use artificial intelligence and the IoT.

“This transport transformation program is a crucial part of our ambition to strengthen the network leadership that PLDT and Smart have won through consistent efforts over the past three years.  Combined with our ongoing overhaul of our IT systems and processes, this initiative will radically improve our ability to serve our customers with compelling digital services,” said Mario G. Tamayo, Senior Vice President for network planning and engineering of PLDT and Smart.

Conclusion

“As we move deeper into 2019, we are transitioning our focus and effort from placing the Company back on the growth path into initiatives that should raise the business to the next level.  There are still rough patches, such as the operational snags that our Home Business encountered.  But our agenda now is clearly to elevate our game,” Pangilinan said.

“To achieve that, we are more determined to push forward our digital shift - everything from the transformation of our transport network to the overhaul of our customer service policies and practices.  Our objective is clear – for PLDT and Smart to work closely together to deliver the best possible service to our customers and improve the lives of our people.

“In this light, and based on the momentum we have seen in the first quarter, we maintain our guidance that full-year telco core income shall rise to (at least) Php26.0 billion, and holding our capex level at Php78.4 billion,” Pangilinan concluded.

END

	PLDT Consolidated
	Year-on-Year
(Php in mn)	1Q2019	1Q2018	% Change

Total revenues	41,433	40,507	2%

Service revenues (a)	39,607	37,745	5%

Expenses (b)	31,128	33,561	(7%)

EBITDA (c)	20,056	17,357	16%
EBITDA(c)	51%	46%

Income before Income Tax	9,013	8,835	2%

Provision for Income Tax	2,290	1,911	20%

Net Income - Attributable to Equity Holders of PLDT	6,708	6,900	(3%)

Telco Core Income (d)	7,203	6,809	6%

(a) Service Revenues, gross of interconnection costs
Service Revenues, gross of interconnection costs	39,607	37,745	5%
Interconnection costs	1,650	1,874	(12%)
Service Revenues, net of interconnection costs	37,957	35,871	6%
(b) Expenses includes Interconnection Costs
(c) EBITDA excluding the P0.2bn MRP expenses booked in 1Q2019 and 1Q2018 and Voyager in 1Q2018
(d) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, MRP, accelerated depreciation and Voyager

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in million pesos)

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment	200,062	195,964
Right-of-use assets	15,615	—
Investments in associates and joint ventures	55,053	55,427
Financial assets at fair value through profit or loss	5,171	4,763
Debt instruments at amortized cost – net of current portion	—	150
Investment properties	777	777
Goodwill and intangible assets	68,387	68,583
Deferred income tax assets – net	26,726	27,697
Derivative financial assets – net of current portion	95	140
Prepayments – net of current portion	28,349	23,338
Financial assets at fair value through other comprehensive income – net of current portion	2,772	2,749
Contract assets – net of current portion	860	1,083
Other financial assets – net of current portion	2,296	2,275
Other non-financial assets – net of current portion	269	230
Total Noncurrent Assets	406,432	383,176
Current Assets
Cash and cash equivalents	45,286	51,654
Short-term investments	105	1,165
Trade and other receivables	22,177	24,056
Inventories and supplies	2,685	2,878
Current portion of contract assets	2,190	2,185
Current portion of derivative financial assets	165	183
Current portion of debt instruments at amortized cost	150	—
Current portion of prepayments	8,325	8,380
Current portion of financial assets at fair value through other comprehensive income	1,697	1,604
Current portion of other financial assets	6,935	7,008
Current portion of other non-financial assets	389	461
Total Current Assets	90,104	99,574
TOTAL ASSETS	496,536	482,750

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Treasury shares under employee benefit trust	(394)	(854)
Capital in excess of par value	130,526	130,526
Other equity reserves	193	697
Retained earnings	9,684	12,081
Other comprehensive loss	(25,746)	(25,190)
Total Equity Attributable to Equity Holders of PLDT	109,361	112,358
Noncontrolling interests	4,323	4,308
TOTAL EQUITY	113,684	116,666

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

(in million pesos)

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	156,694	155,835
Lease liabilities – net of current portion	9,002	—
Deferred income tax liabilities	2,911	2,981
Customers’ deposits	2,195	2,194
Pension and other employee benefits	5,910	7,182
Deferred credits and other noncurrent liabilities	5,122	5,284
Total Noncurrent Liabilities	181,834	173,476
Current Liabilities
Accounts payable	70,928	74,610
Accrued expenses and other current liabilities	94,761	95,724
Current portion of interest-bearing financial liabilities	17,292	20,441
Current portion of lease liabilities	8,156	—
Dividends payable	9,311	1,533
Current portion of derivative financial liabilities	30	80
Income tax payable	540	220
Total Current Liabilities	201,018	192,608
TOTAL LIABILITIES	382,852	366,084
TOTAL EQUITY AND LIABILITIES	496,536	482,750

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Three Months Ended March 31, 2019 and 2018

(in million pesos, except earnings per common share amounts which are in pesos)

	2019	2018
	(Unaudited)
REVENUES
Service revenues	39,607	37,745
Non-service revenues	1,826	2,762
	41,433	40,507
EXPENSES
Selling, general and administrative expenses	15,891	17,309
Depreciation and amortization	9,346	9,373
Cost of sales and services	2,884	3,614
Interconnection costs	1,650	1,874
Asset impairment	1,357	1,391
	31,128	33,561
	10,305	6,946

OTHER INCOME (EXPENSES) – NET	(1,292)	1,889
INCOME BEFORE INCOME TAX	9,013	8,835

PROVISION FOR INCOME TAX	2,290	1,911
NET INCOME	6,723	6,924
ATTRIBUTABLE TO:
Equity holders of PLDT	6,708	6,900
Noncontrolling interests	15	24
	6,723	6,924
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	30.98	31.87
Diluted	30.98	31.87

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Ramon R. Isberto
Tel. No: 816-8213	Tel. No: 816-8024	Tel. No: 511-3101

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and mobile network.

PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI).  PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Corporate Secretary

Date:  May 9, 2019